

VIA FACSIMILE AND U.S. MAIL

February 27, 2009

Gregory S. Skinner
Chief Financial Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025

> **RE:** **Landec Corporation**
> **Form 10-K for Fiscal Year Ended May 25, 2008**
> **Forms 10-Q for Fiscal Quarters Ended August 31, 2008 and**
> **November 30, 2008**
> **File No. 0-27446**

Dear Mr. Skinner:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MAY 25, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Item 1A. Risk Factors, page 15

2. In filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other factors described elsewhere in this report or other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25
Critical Accounting Policies – Goodwill and Other Intangible Assets, page 27

3. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please disclose the following in future filings. In this regard, we note your expanded disclosures in Note 6 to your Form 10-Q for the quarter ended November 30, 2008 and request that you provide those disclosures as well as the following additional disclosures.

    *   The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    *   You disclose in your Form 10-Q that you consider the results of both of the approaches set forth in SFAS 142 to estimate the fair value of each relevant reporting unit. Please expand your disclosures to include sufficient information to enable a reader to understand the assumed benefits of each approach;
    *   How you weight each of the techniques used including the basis for that weighting;
    *   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
    If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Liquidity and Capital Resources – Cash Flows from Operations, page 37

4. Please enhance your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows. For example, you should expand upon your disclosure to discuss in greater detail that "the primary sources of cash from operating activities during fiscal year 2008 were from net income of $13.5 million and non-cash expenses of $3.1 million…" Specifically, you should

discuss changes in your working capital accounts such as accounts receivable, accounts payable, etc. and the reasons for those changes.

Financial Statements

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies, page 49

Basis of Consolidation, page 49

5. You indicate that Monsanto has a variable interest in Landec Ag and therefore Landec Ag has been determined to be a VIE. You also determined that you are the primary beneficiary of Landec Ag and therefore the accounts of Landec Ag are consolidated in your financial statements. Please disclose how you determined that Landec Ag is a variable interest entity pursuant to paragraphs 4 and 5 through 7 of FIN 46R. If based on this analysis, Landec is a VIE, please also disclose how you determined you were the primary beneficiary of this entity as well as provide the other disclosures required by paragraph 23 of FIN 46(R).

Revenue Recognition, page 51

6. We note that your recognize revenue when, in part, title has passed. Please revise to clarify, if true, that delivery occurs when title passes. Otherwise, provide us with additional information for us to understand the appropriateness of your revenue recognition policy. Refer to SAB Topic 13.

7. We note, as indicated on page 30 and elsewhere in your filing, that $60,414,000 and $49,706,000 of your product sales in fiscal years 2008 and 2007 relate to trading revenues. We also note that $167,817,000 and $154,744,000 of your product sales in fiscal years 2008 and 2007 relate to the sale of specialty packaged fresh-cut and whole vegetable products that are washed and packaged in your propriety packaging. We further note that you have relatively immaterial inventory and accounts receivable balances as of May 25, 2008 and May 27, 2007 relative to the revenues you generated in those fiscal years. Please clarify whether you take title to the produce you trade and/or the produce you package and with reference to EITF 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent, please address the indicators of gross and net revenue reporting to support your accounting. Consider addressing these indicators in your critical accounting policy disclosures.

Recent Accounting Pronouncements, page 58

8. We note that you adopted of EITF 06-3 and that you record the expenses for sales and use taxes to general and administrative expenses. The Task Force reached a consensus that the presentation of taxes on either a gross basis or a net basis is an

accounting policy decision that should be disclosed pursuant to Opinion 22. In addition, for any such taxes that are reported on a gross basis, an entity should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. If necessary, please quantify these amounts as required by EITF 06-3.

2. Sale of Fielder's Choice Direct and License Agreement, page 59

9. We note that on December 31, 2006, you sold FCD to ASI, a wholly owned subsidiary of Monsanto. On that same day you entered into a five-year co-exclusive technology and polymer supply agreement with Monsanto for the use of your Intellicoat polymer seed coating technology. As a result of these transactions, you recorded income from the sale of FCD, net of direct expenses and bonuses, of $22.7 million. We also note that you recorded a deferred gain of $10 million which will be recognized as revenue over five years. Please provide the following:
   - Tell us the fair value of the technology licensing agreement and how such fair value was determined.
   - Tell us why you did not use the technology licensing agreement's fair value to allocate a portion of the $50 million FCD acquisition price to the license agreement (e.g. based on the relative fair values of FCD and the licensing agreement) rather than simply allocating the residual value to the licensing agreement.

10. We note that in conjunction with the sale of FCD, you purchased all of the outstanding common stock and options of Landec Ag not owned by you at the fair market value of each share as if all options had been exercised as of December 1, 2006 of $7.4 million. You indicate that the repurchase of Landec Ag's outstanding common stock and options was recorded to retained earnings as the repurchase occurred after the sale of FCD to Monsanto. Clarify why the sale of FCD to Monsanto impacted your accounting for the acquisition of Landec Ag common stock and options. Please clarify herein and Note 9 Stockholders' Equity – Shares Subject to Vesting whether the subsequent reclassification of $4.8 million from retained earnings to goodwill is a correction of an error. If so, please fully address the guidance in SAB Topic 1M and SFAS 154.

11. You made references on pages 11 and 59 to the use of an independent appraiser in determining the fair value of FCD. Please tell us the nature and extent of the appraiser's involvement and tell us whether you believe they were acting as an expert as defined in the Securities Act of 1933. If these actuaries are experts, you must delete your reference to them or name the parties.

12. You indicate that if Monsanto elects to purchase the stock of Landec Ag, a gain or loss on the sale of the stock of Landec Ag will be recognized at the time of

purchase. Based on the fair value of Landec Ag as of the latest balance sheet presented, disclose the estimated gain or loss that would be recognized.

License Agreements, page 61

13. You indicate that on November 22, 2006 you received an additional 800,000 shares of preferred stock of Aesthetic Sciences. Clarify why, as you indicate, the receipt of those additional shares did not change your 19.9% ownership interest in Aesthetic Sciences.

14. You indicate that on May 14, 2006, you entered into an exclusive license and research and development agreement with Air Products and Chemicals, Inc. You also indicate that in 2008 an amendment was entered into whereby certain technology applications were re-acquired as well as the elimination of an existing claim in order to refine the existing relationship. As a result, you recorded a $600,000 expense to selling, general and administrative expense during the year ended May 25, 2008. Please disclose the nature of the certain technology applications you required and the existing claim as well as the facts and circumstances that resulted in a $600,000 expense. Please cite the accounting literature used to support our conclusions.

Definitive Proxy Statement filed on September 2, 2008

Executive Compensation and Related Information, page 29
Compensation Discussion and Analysis, page 29
Base Salaries, page 30

15. Please tell us, with a view toward future disclosure, how you reconcile your statement that "the Committee expects that the base salaries should be in the mid to upper quartile of the range of base salaries for comparable positions" with your "goal . . . to target base pay at the median level (that is, the 50th percentile)," as disclosed in the first full paragraph on page 30.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED NOVEMBER 30, 2008

General

16. Please address the above comments in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Dietrich King, Attorney, at (202) 551-3338 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief